

DIVISION OF
CORPORATION FINANCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045436

February 17, 2005

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/17/2005

Re: Occidental Petroleum Corporation

Dear Ms. Peterson:

This is in regard to your letter dated February 16, 2005 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Occidental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Occidental therefore withdraws its December 22, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from ProxyVote Plus on behalf of the United Association S&P 500 Index Fund, a copy of which is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that a significant portion of future stock option grants to senior executives be performance-based.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal the Company intends to submit at the same meeting and Rule 14a-8(i)(11) because the Proposal is substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

Rule 14a-8(i)(9)

The Proposal provides that the "Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives be performance based." At the 2005 Annual Meeting of Stockholders, the Company expects to submit a proposal to the stockholders to approve a new stock incentive plan (the "Plan"). The Plan will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, restricted stock awards and performance stock awards, among other awards. The Plan, will specifically permit the granting of stock options to officers and directors, as well as to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a shareholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Staff consistently has permitted the omission of stockholder proposals in reliance under Rule 14a-8(i)(9) when (i) a proposal submitted by a stockholder and a proposal submitted by the company present alternative and conflicting decisions for the stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., Crown Holdings, Inc. (February 4, 2004) (proposal to discontinue all rights, options, SARs and possible severance payments to top 5 of was excludable because it conflicted with an incentive compensation plan for all eligible individuals, including the top 5, that Crown Holdings intended to submit for stockholder approval); Goodrich Corporation (January 27, 2004) (proposal requesting that the compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options was excludable because it conflicted with company proposal to increase the securities available for issuance under its stock option plan); AOL Time Warner, Inc. (March 3, 2003) (proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable because it conflicted with a stock option plan that AOL expected to include in its proxy materials that permitted the granting of stock options to all employees, including senior executives).

The Proposal would require a significant portion of future stock option grants to senior executives be performance-based. The Company anticipates that the plan to be submitted will provide for options and will provide the committee administering the Plan with flexibility to add performance-based criteria to all awards. The fact that the Plan will authorize awards (including other forms of performance-based awards) other than stock options will very likely confuse stockholders who will assume that such would not be the case if the Proposal were to pass. An affirmative vote on both the Proposal and the Plan would lead to an inconsistent and ambiguous mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

Rule 14(a)(8)(i)(11)

The Staff has taken the position that proposals do not have to be identical for one to be excluded under Rule 14(a)(8)(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ. See, e.g., Siebel Systems, Inc., (April 15, 2003) (proposal requesting policy that a significant portion of options be performance based substantially duplicative of a proposal requesting an equity policy program, including a requirement that equity compensation be performance based); Tyco International Ltd., (December 16, 2002) (proposal to change jurisdiction of incorporation from Bermuda to the United States substantially duplicative of a proposal to change jurisdiction of incorporation from Bermuda to Delaware); BellSouth Corporation, (January 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the company's stock price substantially duplicative of proposal to abolish the abolition of the company's incentive award program and replace it with an incentive award program tied to revenue or dividend growth).

The Proposal requests the "Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives be performance based." The Proposal was received by the Company on November 13, 2004, at 11:59 AM. On November 12, 2004, the Company received a proposal from the Untied Brotherhood of Carpenters Pension Fund that requests the "Compensation Committee adopt a performance and time-based restricted share grant program for senior executives," a copy of which (the "Carpenters Fund Proposal") is attached as Exhibit B. The Carpenter's Fund Proposal is the subject of a no-action request of even date herewith. If that request is not granted and the Staff does not concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(9), the result would be the inclusion of two proposals that are substantially similar.

Both proposals seek to change the manner in which senior management will be compensated in the future. In their pathways for implementing such a change, the Proposal and the Carpenters Fund Proposal overlap in two core areas – they both cover the future equity-based compensation and both seek to link such awards to performance benchmarks. The Proposal addresses stock options while the Carpenters Fund Proposal addresses restricted shares. The Proposal's supporting statement supports "executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value." The Carpenter's Fund Proposal's supporting statement notes the program "offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance." The basic issue and principles both want to present to the Company's stockholders are substantially the same.

At a minimum, inclusion of both proposals will very likely confuse shareholders and lead to errors in voting. Moreover, if one of the proposals was to pass and the other was rejected, a mixed message would be sent to the Board of Directors.

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Carpenter's Fund Proposal.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Proponent and the persons designated by the Proponent to receive correspondence, with a letter from the Company notifying the Proponent of Occidental's intention to omit the Proposal from the Company's proxy materials. A copy of that letter is enclosed as Exhibit C.

Also enclosed are six copies of this letter with exhibits and copies of the no-action requests referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Sean O'Ryan, United Association of Journey and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada

Mr. Craig Rosenberg, ProxyVote Plus

Nov 13 04 11:55a

EXHIBIT A

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA • NORTHFIELD, IL 60093
(847)501-4035 • F(847)501-2942

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Donald P. De Brier	FROM: Craig Rosenberg
COMPANY:	DATE: 11/13/2004
FAX NUMBER: 310-443-6737	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

☐ URGENT ☐ FOR REVIEW ☑ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

November 12, 2004

VIA FACSIMILE: 310-443-6737

Mr. Donald P. De Brier
Executive Vice President, General Counsel And Secretary
Occidental Petroleum Corp
10889 Wilshire Boulevard
Los Angeles, CA 90024

Re: Shareholder Proposal

Dear Mr. De Brier:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Petroleum Corp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Performance-Based Options Proposal

Resolved: That the shareholders of Occidental Petroleum Corp(the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

EXHIBIT B


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Friday, November 12, 2004

■TO
Mr. Donald P. de Brier
Vice President, General Counsel and Secretary
Occidental Petroleum Corporation

■SUBJECT
Shareholder Proposal

■FAX NUMBER
310-443-6737

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 310-443-6737]

Donald P. de Brier
Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

November 12, 2004

Dear Mr. de Brier:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Pertroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of Occidental Petroleum Corporation ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

EXHIBIT C



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Mr. Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

Mr. Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing
and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, NW
Washington, DC 20001

Dear Messrs. Rosenberg and O'Ryan:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2005 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

2004 SEC No-Act. LEXIS 213

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

February 4, 2004

[*1] Crown Holdings, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown Holdings, Inc.
Incoming letter dated December 22, 2003

The proposal requests that the Management and Directors consider discontinuing all rights, options, SARs and possible severance payments to the top 5 of management after expiration of existing plans or commitments.

There appears to be some basis for your view that Crown Holdings may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Crown Holdings seeking approval of an incentive compensation plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Crown Holdings' proposal. You indicate that the proposal and the matter sponsored by Crown Holdings present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if [*2] Crown Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Crown Holdings relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1: Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

January 1, 2004

Securities & Exchange Commission

Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: December 23rd 2003 letter from
William G. Lawlor of Dechert LLP
For Crown Holdings, Inc.

Ladies and Gentlemen:

His, [Mr. Lawlor's] letter might be construed as ineptly prepared for its continual repetitiveness in presenting arguments for deletion of my proposal Page 1, Par. 1, states at bottom ---"because the Proposal directly conflicts with a proposal to be submitted---", then is immediately repeated on Par 2, Item 1.

A third, on Page 1, Par 3, line 4, in parenthesis, states "the proposal directly conflicts with one of the company's own proposals to be submitted---" There is NO INCLUDED COPY OF SUCH PROPOSAL! This indicates that one may well have been prepared or [*3] not yet, after receiving my Proposal of September 17, 2003, and other letters.

In a decision of a few years back, this Proponent was barred unfairly, since my proposal preceded a company similar one. Any corporation wishing to delete can formulate a similar one and undermine a prior one. The Rule is therefore discriminatory.

Page 2, Item II refers to lack of proof of continuous ownership. Quote: "The September 17 ---did not provide a statement from the record owner---" Since under "street holder", new cost and safety elimination of certificates, this was impossible. I provided acquisition and holding printouts from TD Waterhouse [not acceptable as several sales and re-buys could occur [none shown on printout].

Page 3, Par 3, line 3 "While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17". Note that September 17th date usually precedes October 3, on any standard calendar.

Page 3 Par. 5. Answer of "NO" to SEC provided Q & A to proposals of record holder proof of ownership. There is no record holder under newer method of trading [*4] in securities by leaving in custody of a broker or other provider of trading. This nullifies the Rule as presented.

This Proponent again states that it is an imposition on a non interested third party to be asked to provide a letter of proof when its same evidence is available by computer e-mail printout. Would any reputable company ruin its integrity by otherwise presenting such records?

It is again noted that such meticulously kept records and presented previous decisions do not include information that it is improper to ask the S.E.C to consult by phone prior to issue of a disappointing decision without including the Proponent.

Enclosed copy of "proof of delivery" is not signed by my household. It was left between storm and front door as was another, [both found later], which is little used of four, being 50 ft. from curb and other doors easily assessed to vehicles. Mailbox is convenient at front kitchen door.

Sincerely,

Robert D. Morse

INQUIRY-2: Dechert LLP

Law Offices of Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793
Tel: 215.994.4000
Fax: 215.994.2222

www.dechert.com

December 22, 2003

VIA FEDERAL EXPRESS
[*5]
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "Proposal") for inclusion in the Company's 2004 Annual Meeting of Shareholders proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of Mr. Morse's letter containing the Proposal, the Company's response to Mr. Morse pursuant to Rule 14a-8(f)(1) and two subsequent letters from Mr. Morse to the Company, as well as six copies of this letter, are included herewith. We are providing this letter in support of the Company's position that it may properly omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders and pursuant to Rule 14a-8(b) arid Rule 14a-8(f)(1) because Mr. Morse did not provide the requisite proof of continuous [*6] stock ownership.

I. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders.

Mr. Morse's Proposal is that "management and directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments." Under Rule 14a-8(i)(9), a company may exclude a proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Consistent with the recently enacted New York Stock Exchange listing standards requiring shareholder approval of equity compensation plans, at the 2004 Annual Meeting the Company will submit to its shareholders the Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (the "2004 Plan"). Under the 2004 Plan, the Compensation Committee of the Company's Board of Directors will have discretion to grant awards in the form of deferred stock, restricted stock, stock options and stock appreciation rights to attract and retain employees, including through the [*7] provision of performance-based awards, deferred compensation and severance benefits. Under the terms of the 2004 Plan, any individual who is employed by the Company will be eligible to receive an award, including the "top 5 of Management," however such phrase is interpreted.

The Company may exclude the Proposal because it directly conflicts with the 2004 Plan. Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has consistently allowed omission of shareholder proposals where an affirmative vote on both the shareholder proposal and a company proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict forms of equity compensation to senior management and the company seeks approval of an equity-based compensation plan. See, e.g., AOL Time Warner, Inc. (avail. March 3, 2003); Baxter International Inc. (avail. January 6, 2003); Osteotech, Inc. (avail. April 24, 2000); Phillips-Van Heusen Corporation (avail. April 21, 2000); and Mattel, Inc. (avail. March 4, 1999). [*8] The Proposal submitted by Mr. Morse directly conflicts with the terms of the 2004 Plan, which specifically authorizes the forms of compensation included in the Proposal and will be considered by the Board of Directors of the Company prior to submission for shareholder approval. Including both the Proposal and the 2004 Plan in the Proxy Material would present alternative and conflicting decisions for the Company's shareholders and an affirmative vote on both the Proposal and the 2004 Plan would lead to an inconsistent and ambiguous mandate from the shareholders. Accordingly, the Company may omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9).

II. The Company, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), may exclude the Proposal because Mr. Morse failed to correct defects in the Proposal within 14 days after receipt of notice thereof from the Company.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. [*9] Morse submitted the Proposal in a letter to the Company dated September 17, 2003, which the Company received on September 18, 2003 (a copy of which is attached hereto as Exhibit A). n1 The September 17 letter stated that Mr. Morse was "holder of over $ 2000.00 value in Company stock over one year," but did not provide a statement from the record owner of the securities verifying the requisite ownership. According to the Company's stock ownership records, Mr. Morse is the record owner of 42 shares of Company common stock. During the 60 calendar days prior to September 17, the market value of 42 shares of Company common stock never exceeded $ 331.00, and 42 shares represented less than 1% of the approximately 165 million outstanding shares of Company common stock.

n1 Note that, although the September 17 letter states that it may be a "duplicate letter" and that Mr. Morse finds it necessary to "rephrase" the Proposal, the Company did not receive any prior proposal from Mr. Morse.

The Company notified Mr. Morse, in a letter dated September 30, 2003 which Mr. Morse received on October 2, 2003 (a copy of the letter and proof of receipt by Mr. Morse are attached hereto as [*10] Exhibit B), that the Company would exclude such proposal from its Proxy Material because Mr. Morse did not continuously hold at least $ 2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date Mr. Morse submitted the Proposal. The Company's September 30 letter provided detail regarding how Mr. Morse could remedy the eligibility defect, included a copy of Rule 14a-8 to assist Mr. Morse in understanding the requirement and stated that Mr. Morse's response had to be postmarked, or transmitted electronically, no later than 14 days from the date that Mr. Morse received the Company's notification.

Mr. Morse responded to the Company in letters dated October 3, which the Company received on October 9 (a copy of which is attached hereto as Exhibit C) and October 20, which the Company received on October 23 (which is attached hereto as Exhibit D). n2 In his responses, Mr. Morse did not supply documentary support sufficiently evidencing that Mr. Morse continuously held the Company's securities for the one-year period required by Rule 14a-8(b).

n2 Note that, although the October 20 letter from Mr. Morse refers to a letter dated October 9, the Company's letter to Mr. Morse was dated September 30 and received by Mr. Morse on October 2. [*11]

The October 3 letter from Mr. Morse attached a letter, dated October 3, from TD Waterhouse stating that Mr. Morse holds 4000 shares of Crown Holdings, Inc. and that the shares "have been held with TD Waterhouse for over a year." While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17, the date that Mr. Morse submitted the Proposal. With respect to the requirement that evidence of ownership refer to the time that the proponent submitted the proposal, Staff Legal Bulletin 14 provides as follows:

If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

[*12]

In the past, the Staff has consistently granted no-action relief with respect to an omission of a proposal from proxy material when the proponent did not provide evidence that the ownership requirements of Rule 14a-8(b) were satisfied as of the date that the proposal was submitted. See, e.g., Telular Corporation (avail. December 5, 2003); Intel Corporation (avail. March 10, 2003); and Pepco Holdings, Inc. (avail. January 6, 2003).

The October 20 letter from Mr. Morse attached a TD Waterhouse account statement for the period ending August 30, 2002 showing ownership of 3,700 shares of Crown Cork & Seal Company, Inc. n3 and a printout, apparently dated as of October 20, 2003, showing ownership of 4,000 shares of the Company's common stock. With respect to periodic investment statements, Staff Legal Bulletin 14 provides as follows:

> **Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously **[*13]** for a period of one year as of the time of submitting the proposal.

n3 For purposes of Rule 12g-3(a), the Company is the successor issuer to Crown Cork & Seal Company, Inc.

In addition, the Staff has consistently granted no-action relief in cases where evidence of ownership is limited to a point in time or a period that does not include at least one year prior to the date the proponent submits the proposal. See, e.g., Intel Corporation (avail. February 15, 2002); ACLARA Biosciences, Inc. (avail. March 25, 2003); and Eastman Kodak Company (avail. February 7, 2001).

In summary, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal from the Proxy Material.

* * *

For the reasons stated above, the Company intends to omit the Proposal from the Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.
[*14]
If you have any questions regarding the above, please call me at (215) 994-2823 or Ian A. Hartman at (215) 994-2277. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

William G. Lawlor

ATTACHMENT 1

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

This may be a duplicate letter, as there is uncertainty of previous mailing.

I find it necessary to rephrase my Proposal and Reasoning, due to mis-understanding that I only have one Proposal, the other wording, offering information to shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail. There is ample time prior to printing the Proxy Material.

My contention that attendance to present at meeting is discriminatory, compared **[*15]** to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse

ATTACHMENT 2

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 865 235 1711
E-mail: **rdm609@att.net**

September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $ 2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required.

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's, and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person **[*16]** can live very lavishly on $ 500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their position. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse

2004 SEC No-Act. LEXIS 160

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

January 27, 2004

[*1] Goodrich Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Goodrich Corporation
Incoming letter dated December 18, 2003

The proposal requests that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options.

There appears to be some basis for your view that Goodrich may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Goodrich seeking approval of an amendment to a stock option plan that would increase the securities available for issuance under that plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Goodrich's proposal. You indicate that the proposal and the matter sponsored by Goodrich present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, [*2] we will not recommend enforcement action to the Commission if Goodrich omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Anne Nguyen
Attorney-Advisor

INQUIRY-1: GOODRICH

Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578
Tel: 704 423 5520
Fax: 704 423 7011
terry.linnert@goodrich.com
www.goodrich.com

December 18, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Re: Goodrich Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Goodrich Corporation, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent") may properly [*3] be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter and (ii) the Proponent's letter including the Proposal (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected [*4] by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention - In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

Basis for Excluding the Proposal under Rule 14a-8 [*5]

The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Proposal that the Company Expects to Submit to Stockholders at the 2004 Annual Meeting

The Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company expects to submit to its stockholders at the 2004 Annual Meeting. Specifically, at the 2004 Annual Meeting, the Company expects to submit a proposal to its stockholders to approve an amendment to the Company's 2001 Stock Option Plan (the "Stock Option Plan") to (a) increase the maximum number of shares of common stock of the Company that would be available for delivery under the Stock Option Plan, including pursuant to the issuance of new stock options, (b) increase the maximum number of shares of common stock of the Company that may be issued pursuant to incentive stock options, and (c) increase the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards or performance share awards. The Stock Option Plan, which was approved at the Company's 2001 annual meeting of stockholders, [*6] gives broad discretion to the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to grant stock options and restricted shares, among other awards, to any salaried, full-time employee of the Company or majority-owned subsidiary of the Company, including senior executives of the Company. The Stock Option Plan does however restrict the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards and performance share awards to 2,000,000 shares, all of which have been issued or reserved for issuance as of December 1, 2003. Following the amendment of the Stock Option Plan as described above, all salaried fulltime employees of the Company, including senior executives, would continue to be eligible to participate in the Stock Option Plan, as amended, and the Compensation Committee would continue to have broad discretion in determining the types of awards, including stock options, and to whom such awards would be granted. In addition, the Stock Option Plan, as amended, would retain the limitation on the Compensation Committee's ability to issue restricted shares of the Company's common stock to a number [*7] that is significantly less that the total number of shares that would be authorized for delivery under the amendment to the Stock Option Plan. Thus, the majority of new shares that would be added to the Stock Option Plan would necessarily be associated with new stock options.

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, directly conflicts with the amendment to the Stock Option Plan that the Company expects to submit for stockholder approval. The last sentence of the Proposal, which would require that the Board implement the restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan, does not cure the conflict since the Proposal clearly contemplates that no stock options be granted to senior executives in the future and that restricted shares be utilized instead. In direct conflict with the Proposal, the amendment to the Stock Option Plan and the Proxy Materials describing the amendment would expressly disclose the Company's intent to allow the additional shares that would be [*8] authorized for delivery to be delivered in connection with new grants under the Stock Option Plan, as amended, including stock option grants generally and incentive stock option grants, to all of its salaried fulltime employees, including, without limitation, its senior executives, and that all such grants would be made in accordance with the Stock Option Plan, which as mentioned above explicitly restricts the aggregate number of restricted shares of Company common stock which may be granted.

Rule 14a-8(i)(9) provides for the exclusion of a stockholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently permitted the omission of stockholder proposals in reliance on Rule 14a-8(i)(9) when (i) a proposal sponsored by the stockholder and a proposal submitted by the company present alternative and conflicting decisions for stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., AOL Time Warner, Inc. (March 3, 2003) ("AOL Time Warner") (shareholder proposal that the Board of Directors adopt a policy prohibiting future [*9] stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that AOL expected at the time of its submission to the Staff to include in its proxy materials and that permitted the granting of stock options to all employees, including senior executives); Baxter International Inc. (January 6, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that permitted the granting of stock options to senior executives); Croghan Bancshares (March 13, 2002) (shareholder proposal that the Board of Directors not include individual directors in any stock option and incentive plan was excludable under Rule

14a-8(i)(9) because it conflicted with a stock option and incentive plan that granted the committee of directors established to administer the plan broad discretion in selecting the directors and employees to whom awards would be made); and First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal that consideration be given to replacing stock option grants [*10] with cash bonuses was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan which specifically permitted the granting of stock options to officers, directors and employees). Furthermore, there are numerous other precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a stockholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to stockholders for their approval. See also Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999); Crown Cork & Seal Company, Inc. (February 10, 1997); Peco Energy Company (January 15, 1997); and American Home Products Corporation (December 10, 1993). In addition, the Staff has noted that exclusion under 14a-8(i)(9) remains available even when a shareholder proposal is not identical in scope or focus to a company's proposal for the same meeting. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

In addition, in AOL Time Warner, the proponent argued that there was no conflict between the company's proposed stock option plan and [*11] its proposal that the board of directors adopt a policy prohibiting future stock option grants to senior executives. Although the senior executives would be eligible to participate in the plan, the proponent reasoned that an actual conflict did not exist because, assuming the company's proposed plan was similar to its existing plan, the company could continue to award its senior executives SAR's or no award at all, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, is clearly distinguishable from the proposals that a company's board of directors "adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based" which the Staff refused to exclude at the request of other companies from such companies' proxy materials. See e.g. Flour Corporation ("Flour") (March 10, 2003); [*12] and Cox Communications, Inc. (March 10, 2003). In each of those cases, the company proposed to adopt a new employee equity incentive plan and argued that, since the plan provided the relevant committee with flexibility to set the terms, including the performance-based criteria to be used, there was a conflict because the new plan would not restrict the committee's ability to grant equity incentive awards that are not indexed as required by the proposal. In those examples, one could clearly argue that under the proposed company plan the proposal could be incorporated without violating the proposed company plan, since the proposed company plan gave discretion to the relevant committee but did not otherwise prohibit the committee from following the proposal. In contrast, in the Company's situation, given the restriction on the number of shares of common stock that may be issued as restricted shares under the Stock Option Plan to a number significantly less than the number for which approyal is expected to be sought and the fact that the number of incentive stock options which may be granted will have been increased, a similar argument cannot be made in the case of the amendment to the [*13] Stock Option Plan.

For these reasons, the Proposal directly conflicts with the amendment to the Stock Option Plan that the Company currently expects to submit for stockholder approval, which by its proposed terms would not only increase the number of shares of common stock deliverable in connection with future grants under the Stock Option Plan (including incentive stock options) to salaried full-time employees, including senior executives, but would also limit the number of shares that may be granted under the Stock Option Plan as restricted shares to a number significantly less than the number of shares that would be authorized under the Stock Option Plan, as amended. Furthermore, if both were approved by stockholders, given the restriction as to the granting of restricted shares and the increase in the maximum number of shares that could be issued pursuant to incentive stock options, the Proposal could not be implemented in a manner that would be consistent with the Stock Option Plan, as amended. Because of this conflict, including both the Proposal and the amendment to the Stock Option Plan in the Proxy Materials would present alternative and conflicting decisions for the Company's [*14] stockholders and affirmative stockholder votes on both the Proposal and the amendment to the Stock Option Plan would lead to an inconsistent and inconclusive mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9).

Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the proposals the Company expects to submit to stockholders at the 2004 Annual Meeting. Accordingly, the Company respectfully requests the Staffs concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Although the Company currently expects to submit the amendment to the Stock Option Plan described above to its stockholders for approval, a final decision in that regard will not be made by the Company's Board of Directors until early in 2004, after the deadline imposed by Rule 14a-8(j) for the submission of this letter. If the Board of Directors determines not to submit the amendment to the Stock Option Plan [*15] for stockholder approval or otherwise modifies the amendment to the Stock Option Plan in a manner that materially affects the reasons described above for omission of the Proposal, the Company will include the Proposal in its Proxy Materials. The Company undertakes to supplement this letter to advise the Staff, with a copy to the Proponent, of the decision of the Company's Board of Directors promptly after the decision is made.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (704) 423-5520.

Thank you for your prompt attention to this matter.

Very truly yours,

Terrence G. Linnert
Executive Vice President Human
Resources & Administration and
General Counsel

ENCLOSURE - EXHIBIT A

Thomas J. Harrington

November 5, 2003

[SENT VIA FACSIMILE]

Alexander C. Schoch
Corporate [*16] Secretary
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

Re: Shareholder Proposal

Dear Mr. Schoch:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goodrich Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of restricted shares. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated [*17] representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington, D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

ATTACHMENT

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each [*18] criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention - In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide [*19] challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets [*20] for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

2003 SEC No-Act. LEXIS 299

Securities Exchange Act of 1934 -- Rule 14a-8(i)(9)

March 3, 2003

[*1] AOL Time Warner Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

The proposal urges the board of directors to adopt a policy prohibiting future stock option grants to senior executives in a manner that does not violate any existing employment agreement or equity compensation plan.

There appears to be some basis for your view that AOL Time Warner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AOL Time Warner seeking approval of a stock option plan. You have also represented that the proposal has terms and conditions that conflict with those set forth in AOL Time Warner's proposal. You indicate that the proposal and the matter sponsored by AOL Time Warner present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if AOL [*2] Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AOL Time Warner relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 17, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by AOL Time Warner Inc.
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the December 26, 2002 letter ("No-Action Request") from AOL Time Warner Inc. ("the Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal ("the Proposal") submitted by the AFL-CIO Reserve Fund ("the Fund"), which "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." As grounds for exclusion, the Company raises [*3] three arguments: that the Proposal relates to the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7); that Rule 14a-8(i)(9) permits exclusion because the Proposal conflicts with a concurrent proposal submitted by the Company itself; and that the Proposal violates Rule 14a-9's prohibition on materially "false and misleading" statements. These arguments are without merit, as we explain below, and the Commission should not permit the Company to omit the Fund's Proposal.

I. The Proposal Targets only Senior Executive Compensation and Therefore is Not Excludable Under the "Ordinary Business" Rationale

In applying Rule 14a-8(i)(7) the Commission and its Staff have traditionally distinguished between shareholder proposals addressing "general employee compensation matters," which usually fall within the scope of "ordinary business," and those targeting only "senior executive and director compensation," which should be included in proxy materials. As the Commission recently explained in Staff Legal Bulletin No. 14A, "Shareholder Proposals" (July 12, 2002):

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: [*4]
> . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> . We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

Legal Bulletin 14A (footnotes and citations omitted). Thus, for example, the Commission summarized its position on "proposals relating to the compensation of senior executives and directors" as follows in *Xerox Corporation* (March 25, 1993) (emphasis added):

> The Commission continues to regard issues affecting CEO and other *senior executive* and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning *senior executive* and director compensation are viewed by the Commission as *inherently outside the scope of normal or routine practices in the running of the company's operations.* [*5]

Recognizing this distinction, the AFL-CIO Reserve Fund's Proposal deliberately addresses only the compensation awarded to "senior executives" and avoids dealing with "general employee compensation" matters. Indeed, in limiting its scope to compensation of "senior executives," our Proposal expressly adopts the very wording used in Legal Bulletin 14A and *Xerox Corporation* to describe those proposals that may not be excluded in reliance on Rule 14a-8(i)(7).

Despite the Commission's own repeated use of the term "senior executive" in defining includable proposals, the Company now argues that our Proposal misses the mark because it speaks in terms of "senior executives" rather than "senior executive *officers.*" n1 We urge the Staff to reject this hypertechnical objection. A fair reading of Legal Bulletin No. 14A makes it apparent that the terms "senior [*6] executive" and "senior executive officer" have been used interchangeably by the Commission in describing the kinds of compensation proposals that cannot be excluded under the "ordinary business" rationale. The Fund's Proposal addressing stock options for "senior executives" was aimed directly at that non-excludable subject matter, as its supporting statement -- including the illustrative reference to the stock options given to "CEO Stephen Case" -- makes clear. By its express terms as well as in its design, the Proposal is unrelated to compensation, control or direction of the Company's "rank and file workforce." n2

n1 In particular, the Company asserts that its *own* usage of the term "senior executives" would encompass at least 50 of its employees, a broader category of individuals than "senior executive officers." The Company has not specified how many executives, or which titles, it classifies as "senior executive officers."

n2 Our proposal thus stands in contrast to the proposal addressed in *Minnesota Mining and Manufacturing* (March 4, 1999), which linked compensation of the corporation's top 40 executives to the average employee compensation, thus establishing a direct or indirect mechanism for regulating the compensation of the rank and file workforce.

Although we submit that no wording change is required here, if the Staff believes that some further clarification is appropriate we would be glad to accommodate that request. In this regard, we would appreciate the opportunity [*7] to confer with the Staff before any decision is issued so that we can arrive at appropriate clarifying wording for the Proposal.

II. The Proposal Does Not Impermissibly Conflict with the Company's Own Intended Proposal

An affirmative vote on both the Fund's Proposal and the proposal that Company management allegedly intends to offer would not create an irreconcilable conflict. According to the Company's letter, management intends to seek shareholder approval of a general plan that would "permit" the award of stock options to all employees. In other words, the Company would not be *required* to grant stock options to any individual or class of employees, but would be given the *discretion* to do so as a general matter. The Fund's Proposal, for its part, "urges" that the Company exercise its discretion in a particular manner, by declining as a matter of "policy" to award stock options to certain employees (senior executives). These two proposals do not directly and inherently conflict, but, rather, are easily reconciled. Indeed, they can and should be read together, in harmony, just as the law has traditionally and routinely reconciled general and specific provisions found [*8] in statutes, regulations and commercial contracts.

We note that the existing AOL Time Warner Inc. Stock Option Plan (dated 1994) allows the Company, in its discretion, to award stock options or stock appreciation rights (SAR's). If the plan the Company intends to submit for approval this year retains that feature, then under the Fund's Proposal the Company could continue to award its senior executives SAR's or no awards at all, as it chooses. Other employees, consultants and advisors could continue to receive stock options or SAR's (or no awards) under the Company's plan. In short, compliance with the Fund's Proposal as to senior executives would not require the Company to do anything prohibited by its Company-wide stock option plan. The Company's letter fails to specify the alleged points of conflict between its hypothetical proposal and the Fund's Proposal at issue here. n3

n3 It should be emphasized that the Fund's Proposal also applies by its terms to "future" stock option grants, and it expressly provides for implementation "in a manner that does not violate any existing employment agreement or equity compensation plan." Thus, if the Company's hypothetical stock option plan receives a majority vote at the upcoming meeting, arguably becoming an "existing ... equity compensation plan," then the concurrently approved Fund Proposal ("urging" the Board to follow a particular "policy" with respect to "future" awards of stock options) would specifically direct the Board not to do anything that would "violate" the shareholder-approved Company plan. [*9]

Finally, the Company's approach to Rule 14a-8(i)(9) should be rejected as a policy matter. Corporations should not be allowed to preclude a shareholder vote on proposals narrowly targeting "senior executive and director compensation" by the simple device of submitting their own "general employee compensation" plans authorizing (but not requiring) various grants and awards. As has been widely recognized, stock options play an important role in executive compensation, and the form and amount of senior executive compensation are a vital concern of shareholders.

Shareholders should continue to be free to express their opinion on these issues independent of any vote to authorize inclusion of stock options in a general or broad-based compensation scheme.

III. The Proposal Is Not Materially Misleading

There is no merit to the Company's allegation that the Fund's Proposal is "materially misleading." Like their first objection, this contention seems to rest on the mistaken premise that the Proposal aims at a broader class of personnel than the category of "senior executive" intended by the Commission in Legal Bulletin 14A. That is simply not the case.

As we have explained above, the [*10] Fund's Proposal was designed to conform to the Commission's own distinction between "general employee compensation" and "senior executive compensation" (or, as elaborated in *Xerox Corporation,* the distinction between "the rank and file workforce" and "those who run the corporation on [the shareholders'] behalf"). The Company's Board of Directors should have no difficulty distinguishing between the Company's rank and file workforce, on the one hand, and the class of "senior executives" whose management performance the Directors are responsible for overseeing and whose compensation is the focus of this Proposal. But here, again, if the Staff believes that some clarifying language is appropriate we would be happy to confer and accommodate such a request.

CONCLUSION

For all the reasons stated above, AOL Time Warner Inc. should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(9), or Rule 14a-9. As noted above, the Fund remains willing to confer and cooperate in making appropriate clarifications, if deemed necessary. If you have any questions, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate [*11] General Counsel

INQUIRY-2: AOL Time Warner

AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019
tel 212 484 7350
fax 212 258 3157
Susan.Waxenberg@AOLTW.com

December 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOL Time Warner Inc. - Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise AOL Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." The Company does not intend to include the Proposal in its Proxy Materials because, pursuant [*12] to clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proposal deals with matters relating to the Company's ordinary business operations, conflicts with one of the Company's proposals that it intends to submit to shareholders and is impermissibly vague.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation [*13] issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A -- Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential [*14] dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to "senior executives." At the Company, the term "senior executives" encompasses a significantly broader set of individuals than "senior executive officers." The Company employs over 50 executives with titles ranging from Chairman to Vice President. This is in addition to numerous executives of various subsidiaries of the Company who may also be deemed "senior executives" within the purview of the Proposal. Notably, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 [*15] executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7).

Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000) *("Osteotech").* Under Rule 14a-8(i)(9), if a shareholder proposal is counter to a proposal to be submitted by management, a favorable vote on both the proponent's and the management's [*16] proposal would result in inconsistent and inconclusive mandates from the shareholders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

In *Osteotech,* the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

In light of the proposed New York Stock Exchange listing standards mandating shareholder approval of equity compensation plans, the Company currently expects to include in its Proxy Materials a management proposal seeking shareholder approval of a stock option plan that would permit the granting [*17] of stock options to all employees, including "senior executives," however that term could be construed. The Proposal, which would prohibit future stock option grants to senior executives, directly conflicts with the stock option plan that the Company is currently planning to submit for a vote of the shareholders at the 2003 annual meeting. An affirmative vote on both the Proposal and the Company's stock option plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). Accordingly, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains misleading and impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains misleading and vague statements and is, [*18] therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the Board of Directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will ... equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). The Proposal urges the Company's Board of Directors to adopt a policy prohibiting future stock option grants to "senior executives." As noted above, the Proposal does not make clear which senior executives would not be entitled to receive stock option grants if the Proposal were implemented. If the Proposal is referring to "senior executives" other than those that the Company considers "senior executives," then it is not clear which individuals would be affected by this Proposal. Without [*19] this clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is false, misleading and impermissibly vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8.

* * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this [*20] letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg
Assistant General Counsel and

Assistant Secretary

EXHIBIT A

Shareholder Proposal

RESOLVED: The shareholders of the AOL Time Warner Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals at Enron, Worldcom, and other companies, the role of stock options in executive compensation has come controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share [*21] price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Our Company allows executives to exercise a portion of their stock option grants after just one year following their grant date. For this reason, senior executives can gain substantial windfalls from the proceeds of their stock option exercises even if the share price later falls under their watch.

We are concerned that our Company's annual stock option grants to senior executives are excessive. In 2001, CEO Stephen Case received stock options with a grant date present value of $ 76 million. He also realized $ 127 million in stock option exercises from previous grants.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock options. In our opinion, other forms of compensation, such as restricted stock and long term incentive plans, will better focus senior executives [*22] on building the sustained profitability of our Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, has said "I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downsides of options."

Former Federal Reserve Chairman Paul Volker has stated that "Given both the very large capricious element inherent in the returns from fixed price stock options and the distorted incentives for management, I believe the use of such options should be strongly discouraged for public companies. There are far better alternatives for seeking and achieving an appropriate alignment of shareholder and management interests."

2003 SEC No-Act. LEXIS 554

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

April 15, 2003

[*1] Siebel Systems, Inc.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Siebel may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Siebel's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Siebel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Siebel relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650-849-7400

www.cooley.com

March 31, 2003

U.S. [*2] Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. -- Stockholder Proposal
of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby supplement our earlier letter dated February 19, 2003 relating to a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent"). In that letter, we requested confirmation that the staff (the "Staff") of the U.S. Securities and Exchange Commission would not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company omitted the Proposal from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. By letter to the Staff dated March 11, 2003 (the "Proponent's Letter"), the Proponent responded to the Company's letter. This letter [*3] responds to the Proponent's Letter.

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and are providing the Proponent with a copy of this letter. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope.

A. Rule 14a-8(i)(11) (duplication)

With respect to the differences between the Proposal and the proposal provided by the College Retirement Equities Fund (the "CREF Proposal"), we submit that the "principal thrust" of the Proposal is subsumed within the more expansive CREF Proposal. It is irrelevant that the CREF Proposal is more expansive; what is important for the purposes of Rule 14a-8(i)(11) is whether the subject matter of the Proposal is included in the CREF Proposal, which it is. With respect to the Proponent's particular points, we note the following:

-By letter dated March 5, 2003, CREF has offered to revise its proposal so that it is limited to "senior executives," just like the Proposal.

-As stated in our letter of February 19, 2003, CREF Proposal clearly covers performance-based options, which is the subject matter of the Proposal.
[*4]
AT&T & PG&E No-Action Letters

The proponent cites the *AT&T Corp. ("AT&T")* (January 24, 1997) no-action letter as "illustrative" of the current situation. As the Proponent points out, the proposals at issue in the AT&T letter were quite distinct from one another. The first requested the discontinuance of "options, rights and stock appreciation rights," while the second sought to tie executive salaries to the company's stock price. That is quite different from the situation here, where both the Proponent's proposal and the CREF Proposal effectively request that stock-options for senior executives be performance-based. Thus, we do not believe the AT&T letter is illustrative of the instant case.

Similarly, as noted by the Proponent, the proposals at issue in the *Pacific Gas & Electric* (February 1, 1993) no-action letter dealt with three distinct areas of executive compensation. As noted above, the Proposal only deals with a matter that is already addressed in the CREF Proposal--performance-based stock options for senior executives.

Centerior No-Action Letter

We respectfully submit that the distinction the Proponent attempts to draw with respect to the *Centerior* [*5] *Energy Corp. ("Centerior")* (February 27, 1995) no-action letter is irrelevant. In *Centerior* the principal thrust of each of the proposals excludible under Rule 14a-8(c)(11) was already covered by the proposal the SEC would not permit to be excluded, even though that proposal was broader than each of the excludible proposals in certain respects. Similarly, in the instant case, the principal thrust of the Proposal, *i.e.,* performance-based stock options for senior executives, is already addressed by the CREF Proposal, despite the fact that the CREF Proposal is broader than the Proposal.

For the reasons stated above and in our letter of February 19, 2003, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company excludes the Proposal and the Supporting Statement from the Proxy Materials.

* * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

INQUIRY-2: [*6]
CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

11 March 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Amalgamated Bank of New York
LongView Collective Investment Fund to Siebel Systems, Inc.

Dear Counsel:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letters from counsel for Siebel Systems, Inc. ("Siebel" or the "Company") dated 19 and 20 February 2003. In those letters, the Company advises the Commission that it plans to omit the Fund's shareholder resolution from its 2003 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief Siebel seeks.

The Fund's Resolution and the Company's Opposition.

The Fund's resolution urges the Board of Directors:

> ... to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" [*7] stock options are defined as: 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is

above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

In its request for no-action relief, Siebel states that four days prior to receiving the Fund's proposal, the Company received a proposal from the College Retirement Equities Fund ("CREF") that *may* be included in its proxy materials. The Company argues that the Fund's resolution and supporting statement may therefore be excluded under SEC Rule 14a-8(i)(11), which permits the omission of a resolution that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Siebel also objects to the Fund's supporting statement, asserting that it contains four false and misleading statements that may be excluded under Rule 14a-8(i)(3), which permits the omission of a resolution that contains "materially false or misleading statements in proxy soliciting materials." **[*8]** As we now explain, the Company's objections are not well taken, and the Company has failed to carry its burden under Rule 14a-8(g).

Discussion.

A. Rule 14a8-(i)(11)(duplication)

We note at the outset that Siebel seeks to exclude the Fund's resolution from its proxy materials under Rule 14a-8(i)(11) because the resolution duplicates a previously submitted proposal that "may" be included in its proxy materials. Siebel's objection is thus conditional in nature, because the Company is simultaneously seeking no-action relief with respect to CREF's first-in-time resolution. Thus, if the CREF proposal is omitted from Siebel's proxy materials for the 2003 shareholder meeting, then Siebel's reliance on Rule 14a-8(i)(11) evaporates, since the exclusion applies only to proposals "that *will* be included in the company's proxy materials for the same meeting" (emphasis added).

In any event, and as we now explain in greater detail, Siebel's reliance on the (i)(11) exclusion is misplaced even if the Division should reject Siebel's request for no-action relief as to the CREF proposal.

The first-in-time CREF proposal states:

> RESOLVED, that the shareholders request the Board of Directors **[*9]** adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.
>
> > . A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives; and other employees.
> >
> > . Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options.

Siebel argues that exclusion is warranted because both proposals address the same core **[*10]** issue and are substantially the same, that is, adoption of "a policy requiring that stock-related compensation plans include performance-based provisions." (Letter at 3.) Siebel correctly notes that the proposals need not be identical as to their terms and breadth for one to be excluded under Rule 14a-8(i)(11). *(Id.)* Its analysis oversimplifies key differences between the two proposals, however.

- The CREF proposal seeks adoption of a policy statement regarding potential dilution of the Company's equity through equity transfers under stock plans. By contrast, the Fund's proposal is silent on the issue of what an appropriate dilution level might be.

- The CREF proposal asks the board to examine the distribution of equity in various forms throughout the company, both to senior executives and Siebel employees generally. By contrast, the Fund's proposal focuses solely on senior executives and does not address the broader question of what role equity-based compensation should play in non-executive compensation.

- The CREF proposal focuses on the full range of equity-based compensation, including items such as restricted stock. By contrast, the Fund's proposal is limited to options **[*11]** to senior executives.

- The CREF proposal recommends the adoption of "some form" of performance hurdle or indexing feature (not one that is simply time-based), which would include measures "to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options." By contrast, the Fund's resolution focuses with precision on one aspect of equity-based compensation and urges that a "significant" portion of future option grants shall fall into one of three defined categories.

The CREF proposal thus asks Siebel to consider option grants only as part of a broader review of executive and employee compensation issues. The CREF proposal seeks a more general assessment of equity and employee compensation issues, an element of which is the adoption of "some" form of benchmark to assure that Siebel employees and senior executives have a stake in the Company's performance through their equity interests. The Fund resolution is more narrow and focuses on only one category of executive incentive compensation, *i.e.,* stock options.

The two resolutions thus complement, rather than overlap, each other, and they do not "substantially duplicate" one **[*12]** another. It is entirely possible that a shareholder could decide to vote for the CREF proposal (but not the Fund's), if he or she believed that the issues of equity dilution and equity-based employee compensation required the sort of thorough vetting that CREF recommends. Conversely, another shareholder might vote the opposite way if he or she concluded that there was no need for Siebel to re-examine equity-based compensation generally, but that stock option grants are out of control, and that it is necessary to reward senior managers not simply because the stock market is up generally, but because the Company's performance has improved, as measured by one of three very specific criteria and as applied to one facet of executive compensation.

Moreover, there would be no conflict if both resolutions are adopted. A "yes" vote on the Fund's resolution would give the Board a clear set of guidelines to implement in the area of option awards, while a "yes" vote on the CREF proposal would tell the Board that a more wide-ranging review of compensation is appropriate as well.

It thus cannot be said that the two proposals "substantially" duplicate each other, as the (i)(11) exclusion requires. **[*13]** Although Siebel cites a series of no-action letters in support of its position, it ignores other compensation-related letters that are far closer to the situation here. Illustrative is *AT&T Corp.* (24 January 1997), which rejected the company's argument that two compensation-related proposals overlapped to such an extent that they should be excluded. The first proposal in that case asked officers and directors "to discontinue all options, rights, and stock appreciation rights" after the current programs terminate. The second proposal sought to reduce executive salaries over $ 100,000 "by the same percentage as the decline in [the company's] stock prices" from the highest point since 1990, with future increases or decreases tied to the company's stock performance.

Nor do the no-action letters cited by Siebel make the Company's point on this issue.

In *Centerior Energy Corp.* (27 February 1994), the Division permitted the omission of three proposals all of which sought to freeze or cap executive compensation. The Company's effort to fit the present resolutions into the *Centerior* mold will not work. The *Centerior* resolutions spoke in terms of executive compensation, but **[*14]** it is simply inaccurate to suggest that the Division upheld exclusion of proposals that were comparable to the ones at issue here in terms of their treatment of performance issues. In this instance, the Company compares only part of the CREF proposal to the Fund's resolution as its basis for concluding that the core issue is the same for both proposals, while conceding that the first proposal contains other terms. (Fund letter, at 3.) To further support its comparison of only part of the CREF proposal's terms with the Fund resolution, the Company asserts that the CREF proposal is not one proposal, but really two proposals under the guise of a single one, although Siebel did not cite Rule 14a-8(c) as a basis for also excluding the first proposal and supporting statement. (CREF letter, dated February 19, 2003.)

To the extent the *Centerior* proposals discussed non-salary compensation, the language was rather similar, *i.e.,* stock options should "not be granted or exercised," "no stock options should be issued," bonuses should "be eliminated," and the board should "freeze", compensation. By contrast, the CREF proposal, when considered in its entirety, contains language which differs **[*15]** significantly from the language in the Fund resolution. The CREF proposal contains language recommending that the Board establish an "Equity Policy designating the intended use of equity in management compensation programs," which Policy would include "[a] statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans," as well as establishing requirements that stock-related executive compensation plans include a "performance hurdle" or "indexing" feature. The language in the CREF resolution states that the Company has considerable discretion to define elements of stock-related compensation plans as "performance-based." The Fund's resolution centers on a specific category of executive compensation (stock options) and defines "performance-based" with equal specificity, focusing on indexed options, premium-priced, options, and performance-vesting options, all of which are defined in the resolution. The language contained in the proposals is distinguishable as to terms and substance.

In *Pacific Gas and Electric Co. ("PG&E")* (1 February 1993), the Division approved the inclusion of three out of four proposals dealing **[*16]** with compensation issues. The Division thus allowed shareholders to vote on proposals that: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thus reducing their compensation; and (3) directors should be paid in common stock.

The Division explained that the "principal thrust" of the second proposal was reducing and imposing limits on total compensation of executive officers and directors, while the "principal focus" of the first proposal was linking non-salary compensation of management to performance standards. By contrast, the final proposal involved payment to directors (not management).

The parallels are striking here. As in *PG&E,* the CREF proposal focuses on general assessment of equity and employee compensation issues, including a statement regarding (a) permissible dilution levels; (b) the distribution of equity-based compensation between senior executives and employees generally; and (c) some limits on the vesting of stock options or the removal of limits on restricted stock. The Fund's resolution centers solely on linking "non-salary compensation" of **[*17]** executive officers to specified performance standards. The Division viewed the two PG&E resolutions as analytically distinct, and we submit that the same approach should be used here.

B. Rule 14a8-(i)(3)(false or misleading statements)

Siebel objects to four statements as being false or misleading. None of these objections warrants exclusion.

1. *"Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

Siebel's objections that the statement is inapplicable to Siebel or factually unsupported or not adequately explained is insubstantial. The Fund has correctly characterized the views of the three individuals, and the sentence, taken in the context of the rest of the resolution, is accurate. If anything, and as a review of the attached articles will suggest, Messrs. Buffett, Greenspan Rappaport would likely be highly critical of a company such as Siebel, where the CEO pocketed $ 174,000,000 in option gains in 2001 **[*18]** while the stock price plummeted.

- A *Wall Street Journal* article (16 July 2002, p. A6) notes how Warren Buffett has criticized stock options in his Berkshire Hathaway annual report since 1985, when he wrote: "Once granted, the option is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better 'incentive' system." The article quotes similar criticisms in subsequent years, including the most recent Berkshire Hathaway letter to shareholders.

That Mr. Buffett favors indexed options is supported by two sources, the first being a FORTUNE article (8 June 1998) entitled *Raising the Bar,* which discusses his viewpoint in an article on options practices reports: "The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these 'out of the money' options as much as he despises many standard plans. He **[*19]** heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder." (This FORTUNE article is one of a number of sources as well for our citation of Mr. Buffett's view that standard options are a royalty on the passage of time.) Second, the July 1999 issue of CFO magazine reports in the article, *Pay for Underperformance,* that "indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett."

- Apart from the authorities cited above, *Dow Jones Capital Markets Report* (25 May 2002) directly quotes Alan Greenspan as criticizing standard option grants and urging: "Grants of stock or options in lieu of cash could be used more effectively by tying such grants through time to some measure of the firms' performance relative to a carefully chosen benchmark."

- *The Wall Street Journal* (25 February 2002, p. B5) published an op-ed article by Kellogg School Professor Emeritus Alfred Rappaport, who criticizes a number of current corporate policies, including standard-priced options. He advises investors: "Look for the first few companies that adopt indexed option programs, **[*20]** which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive."

We submit that the statements are accurate and that the basis of these individuals' opinions - standard options "inappropriately reward [] mediocre or poor performance" - is adequately set out, particularly if one reads the rest of the proposal. Thus, there is no violation of Rule 14a-9.

2. *"Performance-based options tie compensation more closely to company performance, not the stock market."*

Siebel complains that the sentence is false and misleading because it is not labeled as opinion and because two of the three "performance-based" alternatives -- premium-priced options and performance-vesting options -- are, in Siebel's words "tied to the stock market." Siebel has again misconstrued the language and pulled out of context.

The prior paragraph expresses the belief that stock options should **[*21]** be more closely tied to long-term gains in shareholder value and criticizes traditional options because they have value whenever the stock price exceeds the value of the option of the grant date. This is consistent with the commentary in the second paragraph of the supporting statement that traditional options grant windfalls to executives "who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market." Indeed, this is the criticism voiced by Warren Buffett, namely, that traditional options are a "royalty on the passage of time," because they typically have value for a ten-year period, regardless of how well the company's stock may be doing at any given time. Ironically, the point is graphically demonstrated at Siebel, where (as the proposal notes) Mr. Siebel's options generated $ 174,000,000 in a single year even as the shareholders watched the value of their investment melt away.

Under the circumstances, and read in context, the Fund's reference to "the stock market" is plainly a reference back to the previous criticisms that traditional stock options have value whenever the market price exceeds the grant price, a situation that **[*22]** may occur at various points over the usual ten-year life of traditional options and that may be based on general conditions in "the stock market," such as a bull market in which the trend in share prices generally is up. By contrast, the sort of premium-priced and performance-vesting options cited in the Fund's proposal are analytically distinct, as they vest only if *future* targets are met, not simply if the exercise price exceeds the grant date price.

We therefore submit that the challenged sentence may not be omitted as violating Rule 14a-9. Without conceding the point, and to avoid the Division having to spend excessive time on this minor point, we are willing to insert the phrase "We believe that" at the beginning of the sentence. We are also wiling, should the Division deem it necessary, to eliminate the phrase "not the stock market."

3. *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."* That is plainly the intent of such forms of option compensation. Siebel does not argue to the contrary, nor indeed could it do so plausibly, unless the Company had a reasonable basis in fact **[*23]** for believing that such options do not encourage managers to set and meet such targets. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "In our view,".

4. *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."* Indeed, they may, and Siebel cites nothing to suggest that a contrary set of facts is empirically true. Moreover, this sentence is wrenched out of the context of the preceding paragraph of the resolution, which discusses how traditional option grants have value whenever the stock price exceeds the value on the date of grant, while companies whose stock price is under water may reprice. Logic and common sense indicate that if the exercise price is indexed in a way that options have value if the company beats a peer-group index or other index, there is less chance that a company will reprice options downward. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "We believe that".

Conclusion.

For these reasons, the Fund respectfully submits that Siebel has **[*24]** failed to carry its burden of demonstrating that the Fund's proposal may be excluded under SEC Rule 14a-8(i)(11), and the Fund asks the Division to so advise the Company.

Thank you for your consideration of these points. Please let me know if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

INQUIRY-3: **Cooley Godward LLP**

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

(650) 843-5049
ejensen@cooley.com

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement **[*25]** action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A.**

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and

2. this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal from the Proxy Materials.

Also enclosed are: (1) copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the **[*26]** Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Bases for Exclusion

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials because: (1) the Proposal duplicates a previously submitted proposal that may be included in the Proxy Materials (Rule 14a-8(i)(11)); and (2) the Supporting Statement contains false and misleading statements (Rule 14a-8(i)(3)).

1. The Proposal substantially duplicates a previously submitted proposal that may be included in the Proxy Materials.

Rule 14a-8(i)(11) provides that a proposal **[*27]** may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on December 30, 2002. On December 26, 2002, prior to receiving the Proposal, the Company received a proposal ("Proposal A") relating to, among other things, performance-based stock options that substantially duplicates the Proposal, which also relates to performance-based stock options. We have attached hereto as **Appendix B** our letter requesting that the Staff not recommend enforcement action if the Company excludes Proposal A from its Proxy Materials. While the Company believes Staff will concur in its opinion that Proposal A may be excluded from the Proxy Materials pursuant to Rule 14a-8, to the extent the Staff does not so concur, the Company submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11), as it is substantially duplicative of Proposal A. The following is the text of Proposal A (see text of the Proposal above):

Proposal A

RESOLVED, that the shareholders request the Board of Directors adopt **[*28]** and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

. A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

. Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

While not expressed in the same exact language as the Proposal, the second bullet point of Proposal **[*29]** A, like the Proposal, requests that the Board adopt a policy requiring that stock-related compensation plans include performance-based provisions. Proposals do not have to be identical for one to be excluded under Rule 14a-8(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ in their terms and breadth. *Centerior Energy Corporation* (February 27, 1995) *("Centerior"); Pacific Gas and Electric Co.* (February 1, 1993) *("PG&E"); Sprint Corporation* (February 1, 2000); and *BellSouth Corporation* (January 14, 1999). The core issue addressed in the Proposal, as well as in the second bullet of Proposal A, is that the Board require a portion of future stock-related compensation to be performance-based, rendering the proposals substantially duplicative and therefore permitting exclusion of the Proposal under Rule 14a-8(i)(11). *Id.* This is true despite the fact that Proposal A also contains other provisions. *See Centerior* (permitting exclusion under 14a-8(c)(11) (the predecessor to Rule 14a-8(i)(11)) of three out of four proposals where all four proposals related to executive compensation, **[*30]** but only one related to the reduction in the size of management); *PG&E* (permitting exclusion under Rule 14a-8(c)(11) of proposal relating to performance-based "total compensation" if proposal relating to performance-based "non-salary compensation" was included). The Company therefore submits that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

Furthermore, Proposal A actually contains two proposals submitted under the guise of a single "Equity Policy" in violation of Rule 14a-8(c), which provides that a proponent may only submit one proposal. *See BostonFed Bancorp, Inc.* (March 5, 2001); *Allstate Corp.* (January 29, 1997). The first proposal contained in Proposal A requests that the Company provide disclosure regarding the proportion and distribution of the Company's equity to and among its employees. The second proposal contained in Proposal A requests that that a portion of stock-related compensation be performance-based. Had the proponent submitting Proposal A complied with Rule 14a-8(c) and only submitted Proposal A's second proposal, the Proposal and Proposal A would be even more duplicative than they are currently. The Company therefore **[*31]** believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

2. The Supporting Statement contains false and misleading statements.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The following lists several of the Proponent's statements and explains why each is false and/or misleading.

Statement 1: *"Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time, "and all three favor using indexed options."*

The Proponent allegedly states the opinions of Messrs. Buffet, Greenspan and Rappaport regarding the use of indexed options without providing any citation or support for the statement. Thus, there is no information that would allow the Company's stockholders to assess **[*32]** the statement's validity. To the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport have expressed these opinions and made these statements, the Proponent must disclose the context in which they were expressed or made. For example, because a stockholder is not informed why stock option plans are characterized as "really a royalty on the passage of time," the stockholder cannot adequately analyze the statement or its relevance to the Company's practices. Furthermore, to the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport actually do favor using indexed options, the Proponent must also disclose the bases for their opinions. Without this information, a stockholder cannot determine why Messrs. Buffet, Greenspan and Rappaport favor the use of indexed options or whether the premise underlying their purported beliefs are applicable to the Company or relevant to the adoption of an "Equity Policy." As a result, the statement is false and/or misleading and may be excluded from the Proxy Materials.

Statement 2: *"Performance-based options tie compensation more closely to company performance, not the stock market."*
[*33]
The Company believes that this statement is false and misleading. The Proposal defines "performance-based" stock options to include "premium-priced stock options" and "performance-vesting stock options." The Proposal further provides that "premium-priced stock options" have exercise prices that are above the market price on the grant date and that "performance-vesting options" vest when the market price of the stock exceeds a specific target. As defined by the Proponent, both "premium-priced stock options" and "performance-vesting options" are tied to the stock market. Therefore, as defined by the Proponent, "performance-based" stock options are tied to the stock market. Because the Proponent defines "performance-based" stock options as tied to the stock market, its statement that such stock options "tie compensation more closely to company performance [rather than] the stock market" is false and misleading and may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

In addition, the statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. "Performance-based" stock options (as defined by the **[*34]** Proponent) may not tie compensation more closely to performance because, as noted above, their value may be linked to a company's stock price, which may increase or decrease despite the company's relative performance.

Statement 3: *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Statement 4: *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. The Proponent does not disclose any basis for making this assertion, nor does it explain why this should be true. These omissions are clearly material in light of the Proponent's **[*35]** apparently factual conclusion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * *

If the Staff has any questions with respect to the foregoing; or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

ATTACHMENT 1

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601
(202) 974-5111 . FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 December 2002

By courier and facsimile: (650) 295-5111

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

Re: Shareholder **[*36]** proposal for 2003 annual meeting

Dear Mr. Amann:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Siebel Systems plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and recommends that Siebel adopt a policy that some portion of future stock option grants to senior executives be performance-based, as described in the proposal.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $ 2 billion. Created in 1992 by Amalgamated Bank, the record holder, the Fund beneficially owns 164,944 shares of Siebel common stock and has beneficially owned-more than $ 2000 worth of Siebel stock for over a year. A letter from the Bank confirming ownership is being provided under separate cover. The Fund plans to continue ownership through the 2003 annual meeting, which a representative is prepared to attend.

Please let me know if there is any further information that I can provide.

Very truly yours,

Cornish F. Hitchcock

ATTACHMENT 2

RESOLVED: **[*37]** The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve longterm shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty **[*38]** on the passage of time," and all three favor using indexed options.

We believe that the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter it declined from a high of $ 119.31 to $ 7.60 on December 27, 2002 -- a 93% drop in value that brought the stock price back to where it had been four years earlier.

During 2001, as Siebel's stockprice was headed downwards, Chairman Thoma Siebel exercised options that resulted in an aggregate gain to him of $ 174,613,276 -- more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $ 136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains in shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price **[*39]** remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.

2002 SEC No-Act. LEXIS 831

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(7), 14a-9

December 16, 2002

[*1] Tyco International Ltd.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Tyco may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

. clarify the first sentence of the second paragraph that begins "Indexed stock options ..." and ends "... primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";

. provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate ..." and ends ... achieving long-term results";

. recast the sentence that begins "Unfortunately, stock option grants ..." **[*2]** and ends "... well beyond those merited" as the proponent's opinion;

. recast the sentence that begins "It has become abundantly clear ..." and ends ... extraordinary company performance" as the proponent's opinion; and

. specifically identify the entities referenced in the sentences that begin "In response to strong negative public ..." and ends "... advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Tyco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if

Tyco omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Tyco may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Tyco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP
LAWYERS

1050 Connecticut Avenue, N.W.
Washington, [*3] D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
92220-00107

November 8, 2002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the United Brotherhood of Carpenters and Joiners of America -- Securities Exchange Act of 1934 -- Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Tyco International Ltd ("Tyco"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"). The Proposal and Supporting Statement, which the Proponent mailed on September 30, 2002, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this [*4] letter and its attachments is being mailed on this date to the Proponent, informing it of Tyco's intention to omit the Proposal and its Supporting Statement from the 2003 Proxy Materials. Tyco presently expects to file its definitive 2003 Proxy Materials on or after January 31, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Tyco files its definitive 2003 Proxy Materials with the Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal concerns Tyco's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

THE PROPOSAL

The Proposal requests that Tyco's Board of Directors:

> Adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is **[*5]** indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials on the bases set forth below.

BASES FOR EXCLUSION

I. The Proposal Micro-Manages Tyco's Operations Under The "Ordinary Business" Rule Analysis. Accordingly, The Company May Exclude The Proposal Pursuant To Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the **[*6]** management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

The Proposal should be omitted from Tyco's Proxy Materials because it impermissibly micro-manages Tyco's compensation plans **[*7]** by seeking to impose specific methods for implementing executive compensation policies. We recognize that since 1992, executive compensation matters generally are not excludable under the first prong of the Staff's Rule 14a-8(i)(7) analysis, which concerns the subject matter of shareholder proposals. *See Baltimore Gas and Electric Co.* (avail. Feb. 13, 1992) (finding that "in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."). Although the Staffs position in *Baltimore Gas and Electric Company* and subsequent letters means that a proposal cannot be excluded as ordinary business solely because it involves executive compensation, that does not mean that every proposal addressing executive compensation automatically falls outside the realm of Rule 14a-8(i)(7). As stated in the 1998 Release, the fact that a proposal addresses a significant social policy issue only means "generally" **[*8]** that it is not excludable. Nevertheless, proposals that micro-manage companies remain excludable under the second prong of the Staffs Rule 14a-8(i)(7) analysis.

The Proposal is an example of a shareholder proposal which, although touching upon executive compensation, does not relate to a significant policy issue and instead seeks to impermissibly micro-manage a company. Specifically, the Proposal extends beyond requesting that executive compensation be performance-based to specify that, in order to be performance-based, stock options granted to senior executives must have exercise prices that are "indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." In other words, this Proposal specifies that a *specfic* type of compensation (stock options, not for example restricted stock or other long-term incentive compensation) must be linked in a *specific* way (by adjustment of exercise price, not for example by conditioning the grant or vesting of an option on satisfaction of performance criteria) to a *specific* measure (stock price performance **[*9]** relative to an "industry peer group stock performance index", not relative to a broad-based stock index or to another performance measure, such as net income).

This level of specificity reaches far beyond that needed to further a broad policy goal relating to performance-based executive compensation, and instead seeks to micro-manage the Board's responsibility for determining how best to implement performance-based executive compensation arrangements. Each of these design issues can have significant consequences for the executive compensation program's tax treatment, accounting treatment, effectiveness and consistency with the Company's business performance objectives. For example, the selection of a performance criteria can affect whether performance-based compensation qualifies for deductibility under shareholder-approved performance criteria for purposes of Section 162(m) of the Internal Revenue Code. Similarly, linking the exercise price of an option to performance criteria results in variable, mark-to-market accounting charges, whereas other stock option design arrangements may result only in a fixed accounting charge. Likewise, a board could determine it to be more effective **[*10]** and consistent with the company's long-term performance goals to tie stock options to gains in net income or revenue instead of relative stock price performance. Each of these design considerations are not inconsistent with a general policy of having performance-based stock options, yet carry significant implications for a company as to which shareholders as a group may not be in the best position to make an informed judgment. As such, the Proposal "probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Excluding the Proposal on these grounds is consistent with other Staffs no-action positions concurring that shareholder proposals may be excludable, even though they touch upon executive compensation. For example, the Staff has allowed omission of a shareholder proposal that on its face dealt with executive compensation, but where the use of executive compensation was merely a thinly veiled attempt to effectuate some other impermissible policy goal. *See, e.g., Minnesota Mining and Manufacturing* (avail. Mar. 4, 1999) (shareholder proposal to link executive compensation to general compensation **[*11]** was actually for the purpose of increasing the pay of rank-and-file employees); *RJR Nabisco Holdings Corp.* (avail. Feb. 22, 1999) (shareholder proposal that executive compensation committee adopt a policy of requiring disclosure of the company's relationships with compensation consultants or firms was actually a vehicle to micro-manage the hiring, firing and compensation of external consultants). These no-action letters demonstrate that, even where a shareholder proposal deals with executive compensation, it may still be omitted on ordinary business grounds if the Proposal seeks to micro-manage a company in an impermissible manner by linking executive compensation to a measure that does not itself raise significant social policy issues.

The determination that executive compensation is a significant policy issue only negates the first prong of the ordinary business exclusion, namely, that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release. There remains, however, the second prong of the Staffs analysis under Rule 14a-8(i)(7) regarding **[*12]** "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* There is a point at which a shareholder proposal relating to executive compensation, although addressing "significant policy issues," is so particular that it micro-manages a company's executive compensation decisions. Whereas shareholders might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decision choosing among the numerous methods of creating performance-based incentives.

The Staff consistently permits the exclusion of shareholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Staff generally does not grant no-action relief on ordinary business grounds where shareholder proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., Genera/Mills, Inc.* (avail. June 25, **[*13]** 1998); *Aluminum Co. of America* (avail. Dec. 19, 1997) (shareholder proposals requesting that companies refrain from making any charitable contributions). Notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] company's ordinary business operations;" the Staff permits the omission of shareholder proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to specific charitable donees. *AT&T* Corp (avail. Feb. 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the company's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of charitable organization"). *See also Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996)(permitting exclusion of a shareholder proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes); *Pacific Gas & Electric Co.* (avail. Jan. **[*14]** 22, 1997)(permitting exclusion of a shareholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans."). Similarly, the distinction should be maintained between those shareholder proposals that generally deal with executive compensation (such as those requiring shareholder approval of executive equity compensation plans), which we recognize as falling outside of Rule 14a-8(i)(7), and those that micro-manage the company by advocating specific changes to executive compensation (such as the instant Proposal).

Because this Proposal micro-manage Tyco's compensation decisions by requiring a specific type of compensation be tied to a specific performance-based measure in a specific way, it may be excluded under the second prong of the Staffs analysis under Rule 14a-8(i)(7).

II. The Proposal And Supporting Statement Contain Materially False And Misleading Statements. Accordingly, The Company May Exclude The Proposal And The Supporting Statement Pursuant To Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) **[*15]** because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the shareholder proposal process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable **[*16]** to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

A. The Proposal Includes A Statement Regarding The Nature Of Indexed Stock Options That The Staff Previously Declared Materially False Or Misleading.

The Staff previously found an identical sentence to one sentence in the Supporting Statement false or misleading in granting no-action relief in the past and, therefore, Tyco may exclude this sentence pursuant to Rule 14a-8(i)(3). *See Halliburton Co.* (avail. Jan. 31, 2001). The first sentence of the second paragraph of the Supporting Statement states, "indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also **[*17]** be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of a substantially identical shareholder proposal making an identical assertion. *Id.* (concluding that this "portion of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring only to one type of 'indexed stock options.'") The Staff noted that, if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Halliburton were to omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading in *Halliburton* and this statement continues to be false and misleading to shareholders.

B. The Supporting Statement Includes Several Unsubstantiated Opinions That Are Phrased As Facts, Rendering The Supporting Statement Materially False or Misleading. [*18]

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions. n1

n1 At most, the statements cited below represent the unsubstantiated and unlabeled opinions of the Proponent and must therefore be identified as such. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. At a minimum, these statements should be revised to label them as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); *Pantepec Int'l., Inc.* (avail. May 18, 1987) (concurring with proponent's view that unsupported generalizations and assertions are misleading).

i. The Proponent Improperly States Several Opinions Regarding The Effectiveness Of Stock Options As If They [*19] Were Facts, With No Accompanying Substantiation, Rendering Them Materially False or Misleading.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

. "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."

. "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."

. "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management [*20] on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

Similar phrases and statements of opinion in the past have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In *Halliburton Co.* (avail. Jan. 30, 2001) the Staff concurred that the following four sentences in the supporting statement of a shareholder proposal on performance-based senior executive compensation were false and misleading because they were proponent's unsubstantiated opinions phrased as facts:

> Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant **[*21]** and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest ... The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success.

In addition, the Staff has required proponents to substantiate opinions phrased as fact in a variety of other no-action letters. See, e.g., Home Depot, Inc. (avail. Apr. 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion, and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent").

In accordance with the Staff's position regarding unsubstantiated opinions phrased as factual assertions, these three excerpts demonstrate that the Supporting Statement contains false and misleading statements.

ii. The Proponent Improperly Cites Anonymous Support For The Proposal And Negative Public And Shareholder Reactions Without Accompanying Substantiation, Rendering This Statement Materially False or Misleading.

At the end of the **[*22]** Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this reform.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow Tyco or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction; "There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent it refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" **[*23]** the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). The shareholder proposal in *Boeing* included an assertion **[*24]** that "management at the highest level of the company has stepped backward according to the standards of many institutional investors." The Staff found that this statement must be "revised to specifically identify the institutional investors referenced." Similarly, the Proponent's supporting statement lacks any indication as to the identity of the parties it refers to, or any support for its assertion whatsoever, and therefore may be omitted pursuant to Rule 14a-8(i)(3).

C. The Supporting Statement Improperly Characterizes The Proposal In A Manner That Is False And Misleading.

The Supporting Statement's final paragraph improperly characterizes the Proposal in a false and misleading manner by stating:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term *corporate* performance.

(emphasis added). The Proposal suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate **[*25]** performance." Yet the Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." Therefore, this portion of the Supporting Statement is further evidence that both the Proposal and Supporting statement are false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

D. Adherence To The 500-Word Limit Does Not Excuse Lack Of Substantiation Of Materially False Or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection **[*26]** that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponent in Response to the Staffs Instruction Must Comply with Rule 14a-8(d).

In sum, as discussed in Subsections A., B., C. and D., we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. However, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in Tyco's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Tyco if they will cause the Proposal to **[*27]** exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Tyco is attempting to finalize its proxy statement.

* * *

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (202) 955-8671 or my colleague Beth Ising at (202) 955-8287 if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ATTACHMENT 1

Indexed Options Proposal

Resolved, that the shareholders of Tyco International Ltd. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked **[*28]** to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support

As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that **[*29]** future Company stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option **[*30]** program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

ATTACHMENT 2

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

101 Constitution Avenue, N.W.
Washington, D.C. 20001
Phone: (202) 546-6206
Fax: (202) 543-5724

September 30, 2002

[SENT VIA FACSIMILE 646-282-8552]

Mr. William Litton
Chief Corporate Counsel
Tyco International Ltd.
The Zurich Centre, Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: Shareholder Proposal

Dear Mr. Litton:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Tyco International ("Company") proxy statement to be circulated to Company shareholders in conjunction **[*31]** with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 9,028 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should **[*32]** likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

1999 SEC No-Act. LEXIS 32

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

January 14, 1999

[*1] BellSouth Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

January 14, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 17, 1998

The proposal recommends that the short term and long term incentive awards for executive officers be abolished.

There appears to be some basis for your view that BellSouth may omit the Kopach proposal from its proxy materials under rule 14a-8(i)(11) because it is substantially duplicative of the Carmichael proposal, which will be included in BellSouth's proxy materials if Mr. Carmichael recasts it as a recommendation or a request. Accordingly, if BellSouth includes such a revised Carmichael proposal in its proxy materials, we will not recommend enforcement action to the Commission if BellSouth omits the Kopach proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: BellSouth Corporation
Legal Department-Suite 1800
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309-3610
404 249-3875

December 17, 1998

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
[*2] 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received the following shareholder proposals for inclusion in BellSouth's proxy statement for its 1999 Annual Meeting of Shareholders:

1. A proposal of B. Wayne Carmichael (the "Carmichael Proposal"), received by the Company on October 7, 1998, which demands that "the Board of Directors abolish the short term and long term incentive awards for executive officers. The only incentive award to be awarded would be tied proportionately to the revenue growth at the end of the year. Example: if dividends are up 5% or 8% at the end of the year, then the incentive award would be 5% or 8% of salary." Mr. Carmichael included with the Proposal a supporting statement which sets forth his reasons for advocating that the Proposal be adopted. A copy of the Carmichael Proposal is attached as Exhibit "A".

2. A proposal of Robert S. Kopach (the "Kopach Proposal"), received by the Company on November 10, 1998, which recommends that short term and long term incentive awards for executive [*3] officers be abolished and the "new Short Term Incentive award would be tied proportionately to the price of the stock at the end of the year. Example: if the stock price is up 20% at the end of the year, then the incentive award would be 20% of their salary." Mr. Kopach included with the Proposal a supporting statement which sets forth his reasons for advocating that the Proposal be adopted. A copy of the Kopach Proposal is attached as Exhibit "B".

Messrs. Carmichael and Kopach are referred to collectively herein as the "Proponents", and the Carmichael Proposal and the Kopach Proposal are referred to collectively herein as the "Proposals."

Both Proposals call for with the abolition of the Company's current incentive award program and its replacement with incentive awards based on a particular factor. The Proposals are therefore substantially duplicative. The Company requests the concurrence of the Staff of the Division of Corporate Finance that no enforcement action will be recommended if the Company excludes one of the Proposals from its proxy materials.

Rule 14a-8(i)(11) allows a proposal to be omitted from a registrant's proxy materials if it is substantially duplicative of a proposal [*4] previously submitted, which proposal will be included in the registrant's proxy material. As discussed more fully below, the Company believes that the Kopach Proposal is "substantially duplicative of a proposal previously submitted" to the Company. The Carmichael Proposal was received prior to the Company's receipt of the Kopach Proposal and would ordinarily be included in the Company's proxy materials under Rule 14a-8(i)(11). However, the Carmichael Proposal is the subject of a request by BellSouth that the Staff not recommend enforcement action if BellSouth excludes the Carmichael Proposal from its proxy materials under Rule 14a-8(i)(1) and Rule 14a-8(i)(5). If the Staff agrees with this position, the Company will include the Kopach Proposal in its 1999 proxy materials and exclude the Carmichael Proposal.

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. Pinnacle West Capital Corporation (March 16, 1993) (proposal to tie [*5] any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $ 1.00 per share is paid); Pacific Enterprises (available February 26, 1992); Procter & Gamble Company (available June 15, 1983); Union Camp Corporation (available January 24, 1990). The core issue addressed by the Carmichael Proposal and the Kopach Proposal is the abolition of incentive awards. Both Proposals call for such awards to be proportionately tied to some external factor - in the Kopach Proposal, stock price is the external factor and in the Carmichael Proposal, either revenue growth or "dividends" is the relevant factor. If both Proposals were included in the Company's proxy materials and were approved by the shareholders, the Board of Directors would not have a clear understanding of the shareholders' wishes in this respect. It would be virtually impossible for the Board to tie officers' incentive compensation to the price of the stock at the end of the year (as requested in the Kopach Proposal) and also to the revenue growth or dividend growth (as requested in the Carmichael Proposal).

Therefore, Bell South believes [*6] that if the Staff disagrees with the Company's position that the Carmichael Proposal can be omitted from the Company's 1999 proxy materials, the Company can properly omit the Kopach Proposal so long as it includes the Carmichael Proposal. Conversely, if the Staff agrees that the Carmichael Proposal can be omitted, then the Company will include the Kopach Proposal in its proxy materials and omit the Carmichael Proposal.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed concurrently to each of the Proponents, pursuant to Rule 14a-8(d), to advise them of BellSouth's intentions the Proposals as described in this letter. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned [*7] at (404) 249-3875.

Yours very truly,

Marcy A. Bass

EXHIBIT A

B. WAYNE CARMICHAEL

19269 East 900TH Avenue

Dieterich, Illinois 62424

(217) 925-5890

B. Wayne Carmichael, 19269 E 900 Ave., Dieterich, IL 62424
Trustee for M. Katherine Carmichael Trust and record holder of 2466 shares of Bell South common stock.

Executive Compensation Restriction

The figures for executive pay are simply astonishing. Just how many tens of millions of dollars are needed to motivate CEOs to do their job properly?

What is troubling is the disparity between CEO pay and what everyone else in the company earns for their work.

Resolved the Board of Directors abolish the short term and long term incentive awards for executive officers. The only incentive award to be awarded would be tied proportionately to the revenue growth at the end of the year.

> Example: if dividends are up 5% or 8% at the end of the year, then the incentive award would be 5% or 8% of salary.

Supporting Statement:

There is too big a gap between what the executive officers make and the average worker. At a time when the income of 90% of corporate employees are barely growing as work loads get heavier every day and [*8] job insecurity is a constant, these multimillion dollar windfalls are more than unseemly. They are arrogant. They imply that no one else but the CEO is responsive for the good performance of the company - not the teams of workers, the sales people, the managers or the support staff. It is insulting to workers who are told they are critical members of a team only to see one individual walk away with a disproportionate share of the rewards.

Some boards of directors are simply requiring their CEO to buy large chunks of equity to force them to share stockholders risks and rewards.

We urge all shareholders to mark their proxy <u>for</u> this proposal.



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

February 16, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated December 22, 2004, the undersigned on behalf of Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), requested your concurrence that the stockholder proposal received by the Company from the United Association S&P 500 Index Fund may be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. Attached as Exhibit A is a letter from the Fund withdrawing the proposal. Accordingly, Occidental is withdrawing its request for a no-action letter.

Six copies of this letter with exhibit and an additional receipt copy of this letter are enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Sean O'Ryan, United Association of Journey and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada
Mr. Craig Rosenberg, ProxyVote Plus

noact-United Association-withdrawal.doc

EXHIBIT A

ProxyVote Plus

February 15, 2005

VIA FACSIMILE: 310-443-6737

Mr. Donald P. De Brier
Executive Vice President, General Counsel And Secretary
Occidental Petroleum Corp
10889 Wilshire Boulevard
Los Angeles, CA 90024

Re: Shareholder Proposal

Dear Mr. De Brier:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Occidental Petroleum Corp. based on our positive discussions with the Company. Thank you.

Sincerely,

Mr. Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942